[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

December 3, 2007




VIA EDGAR AND FEDERAL EXPRESS

Michael Moran
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE:      TARRANT APPAREL GROUP
                  FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
                  FILED ON MARCH 27, 2007
                  FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2005 FILED ON OCTOBER 11, 2007
                  FILE NO. 0-26006

Dear Mr. Moran:

         On behalf of Tarrant Apparel Group (the "Company"), we hereby provide the following responses in reply to the comment letter dated November 6, 2007 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff"). The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience, each of our responses is preceded with a bold-face recitation of the corresponding comment set forth in the Comment Letter. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

TARRANT APPAREL GROUP FORM 10-K FOR YEAR ENDED DECEMBER 31, 2006

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT EIGHT OF OUR LETTER DATED FEBRUARY 16, 2007 AND THE DECREASE IN INCOME FOR THE 2005 PERIOD RESULTING FROM THE RESTATEMENT BY AMERICAN RAG DISCUSSED ON PAGE F-51 OF YOUR 2005 FORM 10-K/A. AS YOU ARE AWARE THE DECREASE REPRESENTS A DECLINE IN TARRANT'S 2005 NET INCOME FOR 2005. PLEASE EXPLAIN WHAT IMPACT THE KNOWN ERRORS



       15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403 office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
December 3, 2007
Page 2


         HAD ON TARRANT'S 2006 FINANCIAL STATEMENTS, AND IF APPLICABLE, REVISE THE FINANCIAL STATEMENTS ACCORDINGLY.

         The causes for the decrease in income for the 2005 period resulting from the restatement by American Rag were rectified in their financial statements for 2006. Having used both the "rollover" approach and the "iron curtain" approach as described in Staff Accounting Bulletin No. 108 to quantify the misstatement, the Company has come to the conclusion that the impact of these revisions was not material and therefore does not warrant any revision of the Company's 2006 financial statements. The table below illustrates the impacts using each of the approaches mentioned above.

                                     TABLE 1

USING THE "ROLLOVER" APPROACH
As reported on our 10K
Interest in income of equity method investee                       $     79,696
Net loss                                                           $(22,220,748)

Increase of American Rag income from auditing entries in 2005      $     91,201
45% share of income                                                $     41,040
Percentage change to our net loss in 2006                                   0.2%

USING THE "IRON CURTAIN" APPROACH
As reported on our 10K
Interest in income of equity method investee                       $     79,696
Net loss                                                           $(22,220,748)

Change of American Rag income from auditing entries in 2005        $          0
45% share of income                                                $          0
Percentage change to our net loss in 2006                                     0%


FOREIGN CURRENCY TRANSLATION, PAGE 28

2. PLEASE DISCLOSE THE AGGREGATE TRANSACTION GAINS OR LOSSES INCLUDED IN DETERMINING NET INCOME. SEE PARAGRAPH 30 OF SFAS NO. 52.

         The Company included $196,000 in transaction losses in determining net income of 2006 according to paragraph 30 of SFAS No. 52. The $196,000 loss was included in the "adjustment to fair value of derivative" on the Company's Consolidated Statements of Operations.

         With the additional disclosures regarding aggregate transaction gains or losses included in determining net income, the revised disclosure on page 28

Securities and Exchange Commission
December 3, 2007
Page 3


of the 2006 Form 10-K under the heading "Foreign Currency Translation" would read as follows (with the additional disclosure capitalized):

         "FOREIGN CURRENCY TRANSLATION

                  Assets and liabilities of our Mexico and Hong Kong subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the respective periods. The functional currency in which we transact business in Hong Kong is the Hong Kong dollar and in Mexico is the peso. AT DECEMBER 31, 2006, WE HAD ONE OPEN FOREIGN EXCHANGE FORWARD CONTRACT WITH A MATURITY OF LESS THAN ONE YEAR. HEDGE INEFFECTIVENESS RESULTED IN A LOSS TOTALING $196,000 DURING THE YEAR.

                   Transaction gains or losses, other than inter-company debt deemed to be of a long-term nature, are included in net income (loss) in the period in which they occur."

         The Company does not believe that the omission of the above revised disclosure resulted in a material misstatement or that its inclusion would materially affect a reader's understanding of the Company, its operations or financial results. As a result, the Company respectfully asserts that an amendment to the 2006 Form 10-K is not warranted for this change. The Company undertakes to include this additional disclosure in future filings as appropriate.

RESULTS OF OPERATIONS, PAGE 31

3. REVISE YOUR 2006 FORM 10-K RESULTS OF OPERATIONS TO PROVIDE A MEANINGFUL EXPLANATION REGARDING THE MATERIAL DECREASE IN THE EQUITY METHOD INCOME FOR THE 2006 PERIOD.

         With the additional disclosures in response to the Staff's comment, the paragraph on page 32 of the 2006 Form 10-K regarding interest income of equity method investee would read as follows (with the additional disclosure capitalized):

                  "Interest in income of equity method investee decreased by $480,000 or 85.8%, from $560,000 in 2005 to $80,000 in 2006. THE NET
         INCOME OF AMERICAN RAG IN 2006 WAS SIGNIFICANTLY AFFECTED BY THE OPENING OF A NEW STORE WHICH CAUSED ON AN ANNUAL BASIS AN INCREASE IN OCCUPANCY AND DEPRECIATION EXPENSES OF $546,000 AND PERSONNEL EXPENSES OF $270,000. OUR 45% SHARE IN THESE AMOUNTED TO $367,000. FURTHERMORE, INCREASED INVENTORY RESERVE WAS ANOTHER FACTOR IN THE DECREASE IN AMERICAN RAG'S INCOME AND OUR SHARE OF ITS INCOME IN 2006. As a

Securities and Exchange Commission
December 3, 2007
Page 4


         percentage of net sales, interest in income of equity method investee decreased to 0.0% in 2006 from 0.3% in 2005. Interest in income of equity method investee represented our 45% share of equity interest in the owner of the trademark "American Rag CIE" and the operator of American Rag retail stores."

         The Company does not believe that the omission of the above additional disclosure resulted in a material misstatement or that its inclusion would materially affect a reader's understanding of the Company, its operations or financial results. As a result, the Company respectfully asserts that an amendment to the 2006 Form 10-K is not warranted for this change. The Company undertakes to include similar disclosure in future filings as applicable.

6. EQUITY METHOD INVESTMENT -- AMERICAN RAG, PAGE F-19

4. PLEASE EXPLAIN TO US AND REVISE THE 2006 FORM 10-K TO CLEARLY ARTICULATE THE DIFFERENCE BETWEEN YOUR INVESTMENT IN AMERICAN RAG AND THE UNDERLYING EQUITY IN NET ASSETS OF THE INVESTEE. PLEASE PROVIDE A SCHEDULE RECONCILING THE UNDERLYING DIFFERENCES FOR OUR REVIEW FOR 2005 AND 2006 PERIODS. FURTHERMORE, PLEASE NOTE THE DISCLOSURE REQUIREMENTS IN PARAGRAPH 20.A. OF APB 18. WE HAVE ALSO NOTED A MATERIAL DECREASE IN EQUITY INCOME RECORDED FOR THE PAST THREE YEARS FOR AMERICAN RAG. IN THIS REGARD, PLEASE PROVIDE TO US AN IMPAIRMENT TEST THAT SUPPORTS THE CARRYING VALUE OF THE INVESTMENT IN AMERICAN RAG. PLEASE BE DETAILED IN YOUR RESPONSE.

         The carrying value of our investment in American Rag was based on the Company's initial investment plus the changes of income (loss) of the investment attributed to the Company and then deducting any distribution received from the investment. The Company acknowledges that the amount of goodwill associated with the investment should have been clearly identified on the face of the balance sheet.

           Including the differences of $41,040 in 2005 and 2006 referred to in Table 1 in our response to Comment #1 above, the Company has made the following reconciliation between the carrying value of the investment on the Company's books and the Company's 45% share in the net assets of American Rag by splitting the "equity method investment" account into "equity method investment" and "goodwill".

Securities and Exchange Commission
December 3, 2007
Page 5


                                     TABLE 2

                                                              DECEMBER 31,
                                                          ---------------------
                                                            2005         2006
                                                          --------     --------
                                                             (In thousands)

Equity method investment on book .....................    $  2,139     $  2,151
LESS "Goodwill" ......................................      -1,362       -1,362
                                                          --------     --------
Adjusted "equity method investment" ..................         777          789
                                                          ========     ========

Net assets of American Rag ...........................    $  1,710     $  1,662
Our 45% share of equity ..............................         770          748
                                                          ========     ========

Difference ...........................................           7*          41*
* Includes $41,000 from Table 1

         Goodwill of approximately $1.4 million was derived from the excess of the initial investment over the Company's 45% share of the net assets of American Rag.

         The Company has come to the conclusion that splitting the current "equity method investment" on its books into "equity method investment" and "goodwill" is consistent with paragraph 20.a. of APB 18. Since this approach is essentially a presentation issue which did not have any impact on the final results of the Company, the Company respectfully asserts that this change is not material and does not warrant a restatement of the previous financial statements. The Company undertakes to include this revised presentation in its Form 10-K for the year ended December 31, 2007.

         The Company performed impairment tests based on the discounted cash flow methodology on the projected income to determine the fair value of its investment and then to compare the fair value with the carrying value. Although there was a decrease in equity income recorded for the year 2005 and 2006, there was no indication of impairment loss as the fair values exceeded the carrying values at December 31, 2005 and 2006. The Company's impairment tests for 2005 and 2006 are attached to this letter as Attachment 1.

                                    * * * * *

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone Mr. Patrick Chow, the Company's Chief Financial Officer at (323) 318-1988 or me at (818) 444-4502.

                                         Sincerely,

                                         /s/ John McIlvery
                                         -----------------------
                                         John McIlvery

                                 ATTACHMENT 1:

                        Impairment Test for 2005 and 2006


                          EQUITY METHOD INVESTMENT 2005

ASSUMPTIONS:

1. Royalty income is calculated based on the annual minimum purchases specified in the Amendment #2 to the Exclusive Distribtuion agreement between Macy's Merchandising Group (MMG) and Private Brands Inc., dated March 7, 2005. The initial term is from April 1, 2003 to January 31, 2014.

2. Based on the Exclusive Distribtuion agreement, the Term shall automatically renew on the terms and conditions for 3 additional periods of 10 years each. For impairment test purpose, royalty income is extended to year 2015, for a total of 10 years.

3. Royalty income could be more than the above assumption if MMG purchases more than minumum level over the years.

4. Income from the stores in San Francisco and La Brea is based on historical numbers. Net income from these 2 stores in the past 3 years averaged $500,000 per year. For impairment test purpose, income stream of $500,000 for the next 10 years is used. A new store in Fashion Island is planned to be opened in late 2006, income is assumed to break even in the next 10 years. After the first year's performance, the income stream will be evaluated again. There is no plan to open any new store in the next 10 years other than the one in Fashion Island.

5.  Discount  rate is derived from  after-tax  weighted  average cost of capital
    (WACC).

6.  Capital expenditure is 2% on annual sales of $10 million.

7. Change in working capital requirement is based on 5% increase each year upon the ending working capital balance of 2005.

8.  No salvage value is assigned to the trademark.


CONCLUSION:
Total royalty income discounted at 15% = $6,570,129
Total store income discounted at 15% = $2,563,117
Total income discounted at 15% = $9,133,246
OUR 45% SHARE AT FAIR VALUE = $4,109,961
Book value as of 12/31/05 = $2,138,865
There is no impairment on equity method investment as the fair value exceeds the carrying value, no further work is required.

                         EQUITY METHOD INVESTMENT 2005
               AMERICAN RAG              2006           2007           2008           2009          2010           2011
              ROYALTY INCOME          projected      projected      projected      projected     projected      projected
MINIMUM PURCHASE BY MMG              40,000,000     50,000,000     65,000,000     75,000,000    75,000,000     75,000,000

ROYALTY INCOME 2.05%                    820,000      1,025,000      1,332,500      1,537,500     1,537,500      1,537,500

DISCOUNTED ROYALTY INCOME
                                5%      780,952        929,705      1,151,064      1,264,905     1,204,671      1,147,306
                               10%      745,455        847,107      1,001,127      1,050,133       954,667        867,879
                               15%      713,043        775,047        876,140        879,071       764,409        664,704
                               20%      569,444        711,806        771,123        741,464       617,887        514,906


               AMERICAN RAG              2012           2013           2014           2015           Total
              ROYALTY INCOME          projected      projected      projected      projected       projected
MINIMUM PURCHASE BY MMG              75,000,000     75,000,000     75,000,000     75,000,000     680,000,000

ROYALTY INCOME 2.05%                  1,537,500      1,537,500      1,537,500      1,537,500      13,940,000

DISCOUNTED ROYALTY INCOME
                                5%    1,092,673      1,040,641        991,086        943,892      10,546,895
                               10%      788,981        717,255        652,050        592,773       8,217,427
                               15%      578,003        502,611        437,053        380,046       6,570,127
                               20%      429,088        357,573        297,978        248,315       5,259,584


                         EQUITY METHOD INVESTMENT 2005
               AMERICAN RAG                  2006          2007          2008          2009          2010          2011
          INCOME FROM THE STORES          projected     projected     projected     projected     projected     projected
PRETAX INCOME .......................       500,000       500,000       500,000       500,000       500,000       500,000

INCOME TAXES ........................       (12,590)      (12,590)      (12,590)      (12,590)      (12,590)      (12,590)

NET INCOME ..........................       487,410       487,410       487,410       487,410       487,410       487,410

ADD: DEPRECIATION & AMORTIZATION ....       200,000       390,000       340,000       330,000       310,000       260,000

LESS: CAPITAL EXPENDITURES ..........      (200,000)     (200,000)     (200,000)     (200,000)     (200,000)     (200,000)

CHANGE IN NET WORKING CAPITAL .......       (62,500)      (64,375)      (66,306)      (68,295)      (70,344)      (72,455)

CASH FLOW ...........................       424,910       613,035       561,104       549,115       527,066       474,955

DISCOUNTED CASH FLOW
                                    5%      404,676       556,041       484,703       451,758       412,970       354,419
                                   10%      386,282       506,640       421,566       375,053       327,266       268,100
                                   15%      369,487       463,543       368,935       313,958       262,045       205,336
                                   20%      295,076       425,719       324,713       264,812       211,816       159,062


               AMERICAN RAG                  2012          2013          2014          2015         Total
          INCOME FROM THE STORES          projected     projected     projected     projected     projected
PRETAX INCOME .......................       500,000       500,000       500,000       500,000     5,000,000

INCOME TAXES ........................       (12,590)      (12,590)      (12,590)      (12,590)     (125,900)

NET INCOME ..........................       487,410       487,410       487,410       487,410     4,874,100

ADD: DEPRECIATION & AMORTIZATION ....       260,000       260,000       260,000       260,000     2,870,000

LESS: CAPITAL EXPENDITURES ..........      (200,000)     (200,000)     (200,000)     (200,000)   (2,000,000)

CHANGE IN NET WORKING CAPITAL .......       (74,628)      (76,867)      (79,173)      (81,548)     (716,491)

CASH FLOW ...........................       472,782       470,543       468,237       465,862     5,027,609

DISCOUNTED CASH FLOW
                                    5%      335,997       318,482       301,830       285,999     3,906,875
                                   10%      242,612       219,512       198,578       179,610     3,125,219
                                   15%      177,736       153,821       133,102       115,154     2,563,117
                                   20%      131,945       109,433        90,747        75,239     2,088,562

                          EQUITY METHOD INVESTMENT 2005

The cost of capital and cost of equity calculations are summarized below.
The WACC measures a company's cost of debt and equity financing weighted by the percentage of debt and equity in a company's target capital structure. The formula for the after-tax WACC is:

After-Tax WACC = (kd x (1-T) x D/(D+E)) + (ke x E/(D+E)) where:
        kd = Cost of debt financing
        ke = Cost of equity financing
        D = Estimated market value (or book value) of debt
        E = Estimated market value of equity
        T = Assumed tax rate
        ke = rf + ( B x rpm) + rps + u

ke        =       Cost of equity financing
rf        =       Risk-free rate of return
B         =       Beta,  a  measure  of  the  level  of  non-diversifiable  risk associated with guideline company returns
rpm       =       Market  equity risk  premium
rps       =       Small stock equity risk premium
u         =       Unsystematic (company-specific) risk factor

Total interest expenses in 2005                                     $     17,433
Borrowings at December 31, 2005                                     $    141,873
Kd                                                                        12.29%

D                                                                   $    141,873
E                                                                   $  1,709,812
D+E                                                                 $  1,851,685

Ke AFTER TAX                                                              16.13%
(based on Tarrant's cost of equity performed on another division)

WACC                                                                      15.45%

                          EQUITY METHOD INVESTMENT 2006

ASSUMPTIONS:

1. Royalty income is calculated based on the annual minimum purchases specified in the Amendment #2 to the Exclusive Distribtuion agreement between Macy's Merchandising Group (MMG) and Private Brands Inc., dated March 7, 2005. The initial term is from April 1, 2003 to January 31, 2014.

2. Based on the Exclusive Distribtuion agreement, the Term shall automatically renew on the terms and conditions for 3 additional periods of 10 years each. For impairment test purpose, royalty income is extended to year 2016, for a total of 10 years.

3. Royalty income could be more than the above assumption if MMG purchases more than minumum level over the years.

4. Income from the stores in San Francisco and La Brea is based on historical numbers. Net income from these 2 stores in the past 3 years averaged $500,000 per year. However, in late 2006, a new store was opened in Fashion Island and the net loss was about $1 million. Based on the projection of 2007, the loss from the stores will be about $800,000. For impairment test purpose, the stores will be assumed in loss for year 2007 and 2008 as for the new store to saturate and from then on, $100,000 of income is projected for these 3 stores.
    There is no plan to open any new store in the next 10 years.

5.  Discount rate is derived from after tax weighted  average of cost of capital
    (WACC).

6.  Capital expenditure is 2% on annual sales of $10 million.

7. Change in working capital requirement is based on 5% increase each year upon the ending working capital balance of 2005.

8.  No terminal value is assigned to the trademark.

CONCLUSION:
Total royalty income discounted at 12% = $7,255,007
Total store income discounted at 12% = $(741,091)
Total income discounted at 12% = $6,513,916
OUR 45% SHARE OF FAIR VALUE = $2,931,262
Book value as of 12/31/06 = $2,151,061
There is no impairment on equity method investment as the fair value exceeds the carrying value, no further work is required.

                         EQUITY METHOD INVESTMENT 2006
            AMERICAN RAG                    2007           2008          2009           2010           2011           2012
           ROYALTY INCOME                projected      projected     projected      projected      projected      projected
MINIMUM PURCHASE BY MMG ..........      50,000,000     65,000,000    75,000,000     75,000,000     75,000,000     75,000,000

ROYALTY INCOME 2.05% .............       1,025,000      1,332,500     1,537,500      1,537,500      1,537,500      1,537,500

DISCOUNTED ROYALTY INCOME
                                 5%        929,705      1,151,064     1,264,905      1,204,671      1,147,306      1,092,673
                                10%        847,107      1,001,127     1,050,133        954,667        867,879        788,981
                                12%        817,124        948,447       977,109        872,419        778,945        695,487
                                15%        775,047        876,140       879,071        764,409        664,704        578,003
                                20%        711,806        771,123       741,464        617,887        514,906        429,088


            AMERICAN RAG                    2013           2014           2015          2016            Total
           ROYALTY INCOME                projected      projected      projected     projected        projected
MINIMUM PURCHASE BY MMG ..........      75,000,000     75,000,000     75,000,000    75,000,000      715,000,000

ROYALTY INCOME 2.05% .............       1,537,500      1,537,500      1,537,500     1,537,500       14,657,500

DISCOUNTED ROYALTY INCOME
                                 5%      1,040,641        991,086        943,892       943,892       10,709,835
                                10%        717,255        652,050        592,773       592,773        8,064,745
                                12%        620,970        554,438        495,034       495,034        7,255,007
                                15%        502,611        437,053        380,046       380,046        6,237,130
                                20%        357,573        297,978        248,315       248,315        4,938,455


                         EQUITY METHOD INVESTMENT 2006
               AMERICAN RAG                      2007          2008          2009          2010          2011          2012
          INCOME FROM THE STORES              projected     projected     projected     projected     projected     projected
PRETAX INCOME ...........................      (800,000)     (800,000)      100,000       100,000       100,000       100,000

INCOME TAXES ............................       (12,590)      (12,590)      (12,590)      (12,590)      (12,590)      (12,590)

NET INCOME ..............................      (812,590)     (812,590)       87,410        87,410        87,410        87,410

ADD: DEPRECIATION & AMORTIZATION ........       390,000       340,000       330,000       310,000       260,000       260,000

LESS: CAPITAL EXPENDITURES ..............      (200,000)     (200,000)     (200,000)     (200,000)     (200,000)     (200,000)

CHANGE IN NET WORKING CAPITAL ...........       (64,375)      (66,306)      (68,295)      (70,344)      (72,455)      (74,628)

CASH FLOW ...............................      (686,965)     (738,896)      149,115       127,066        74,955        72,782

DISCOUNTED CASH FLOW
                                        5%     (654,252)     (670,201)      128,811       104,537        58,729        54,311
                                       10%     (624,514)     (610,658)      112,032        86,788        46,541        41,083
                                       12%     (547,644)     (525,932)       94,765        72,100        37,975        32,923
                                       15%     (597,361)     (558,712)       98,045        72,650        37,266        31,466
                                       20%     (477,059)     (513,122)       86,293        61,278        30,123        24,374


               AMERICAN RAG                      2013          2014          2015          2016         Total
          INCOME FROM THE STORES              projected     projected     projected     projected     projected

PRETAX INCOME ...........................       100,000       100,000       100,000       100,000      (800,000)

INCOME TAXES ............................       (12,590)      (12,590)      (12,590)      (12,590)     (125,900)

NET INCOME ..............................        87,410        87,410        87,410        87,410      (925,900)

ADD: DEPRECIATION & AMORTIZATION ........       260,000       260,000       260,000       260,000     2,930,000

LESS: CAPITAL EXPENDITURES ..............      (200,000)     (200,000)     (200,000)     (200,000)   (2,000,000)

CHANGE IN NET WORKING CAPITAL ...........       (76,867)      (79,173)      (81,548)      (83,995)     (737,986)

CASH FLOW ...............................        70,543        68,237        65,862        63,415      (733,886)

DISCOUNTED CASH FLOW
                                        5%       50,134        46,185        42,455        38,931      (800,360)
                                       10%       36,200        31,833        27,932        24,449      (828,314)
                                       12%       28,491        24,607        21,206        20,418      (741,091)
                                       15%       26,520        22,307        18,722        15,675      (833,422)
                                       20%       19,687        15,870        12,764        10,242      (729,550)


                          EQUITY METHOD INVESTMENT 2006

The cost of capital and cost of equity calculations are summarized below.
The WACC measures a company's cost of debt and equity financing weighted by the percentage of debt and equity in a company's target capital structure. The formula for the after-tax WACC is:

After-Tax WACC = (kd x (1-T) x D/(D+E)) + (ke x E/(D+E)) where:
        kd = Cost of debt financing
        ke = Cost of equity  financing
        D = Estimated market value (or book value) of debt
        E = Estimated market value of equity
        T = Assumed tax rate
        ke = rf + (B x rpm) + rps + u

ke        =       Cost of equity financing
rf        =       Risk-free rate of return
B         =       Beta,  a  measure  of  the  level  of  non-diversifiable  risk associated with guideline company returns
rpm       =       Market  equity risk  premium
rps       =       Small stock equity risk premium
u         =       Unsystematic (company-specific) risk factor

Total interest expenses in 2006                                     $     48,434
Average borrowings in 2006                                          $    720,112

Kd                                                                         6.73%

D                                                                   $  1,420,764
E                                                                   $  1,661,914
D+E                                                                 $  3,082,678

Ke AFTER TAX                                                              18.56%
(based on Tarrant's cost of equity performed on another division)

WACC                                                                      11.87%